December 9, 2024

VIA EDGAR

Nicholas Panos

Brian Soares

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

 Re: Flora Growth Corp.

 Schedule 13D Filed by Dany Vaiman

 Filed September 12, 2024

 Comment Letter Dated December 3, 2024

 File No. 005-93855

This letter, which is being submitted on behalf of Dany Vaiman (the "Reporting Person"), responds to the comments of the staff of the United Securities and Exchange Commission (the "Staff") contained in your letter dated December 3, 2024 (the "Comment Letter") with respect to the Schedule 13D filed by the Reporting Person on September 12, 2024 (the "Schedule 13D").

The responses set forth in this letter are numbered so as to correspond to the numbering of the comments in the Comment Letter. For ease of reference, we have also included the text of the applicable comment from the Comment Letter in boldface form below.

Schedule 13D Filed September 12, 2024

General

1. We note that the event reported as requiring the filing of the Schedule 13D was August 14, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the August 14, 2024 event date, the Schedule 13D submitted on September 12, 2024 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.

The Schedule 13D was not filed within the required five business days after the August 14, 2024 event date due to an oversight on the part of the Reporting Person, resulting from recent changes to filing deadlines. Upon the Reporting Person becoming aware of the oversight, they caused the Schedule 13D to be filed as promptly as possible. The failure to meet the deadline was not deliberate on the part of the Reporting Person, and the Reporting Person does not believe they gained any advantage as a result of the filing of the Schedule 13D past the deadline. The Reporting Person understands the requirements and importance of compliance with Section 13(d) filing timelines and will work to ensure that future filings will be made in a timely manner.

* * *

Please do not hesitate to contact Richard Raymer, our outside legal counsel, at (416) 367-7388 with any questions you may have regarding this letter.

Yours truly,

Flora Growth Corp.

/s/ Dany Vaiman

Dany Vaiman